UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

BERING EXPLORATION, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

084098201

(CUSIP Number)

Chris A. Faulkner

1910 Pacific Avenue, Suite 12000

Dallas, Texas 75201

(214) 716-2600

With copies to:

Bill Nelson, Esq.

Haynes and Boone, LLP

1221 McKinney Street

Suite 2100

Houston, TX 77010

(713) 547-2084

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

December 9, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	084098201

1	NAMES OF REPORTING PERSONS: Breitling Oil and Gas Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 92,372,617
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 92,372,617
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 92,372,617
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 18.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

CUSIP No.	084098201

1	NAMES OF REPORTING PERSONS: Breitling Royalties Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 369,490,467
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 369,490,467
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 369,490,467
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 74.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

CUSIP No.	084098201

1	NAMES OF REPORTING PERSONS: Chris A. Faulkner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 461,863,084
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 461,863,084
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 461,863,084
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 92.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No. 084098201

1	NAMES OF REPORTING PERSONS: Parker R. Hallam
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 461,863,084
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 461,863,084
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 461,863,084
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 92.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

Cusip NO. 084098201

1	NAMES OF REPORTING PERSONS: Dustin Michael Miller Rodriguez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 461,863,084
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 461,863,084
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 461,863,084
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 92.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

ITEM 1. SECURITY AND ISSUER.

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, par value $0.001 per share (the “Shares”), of Bering Exploration, Inc. (the “Company”).

The Company is a Nevada corporation with its principal executive offices located at 1910 Pacific Avenue, Suite 12000, Dallas, Texas 75201.

ITEM 2. IDENTITY AND BACKGROUND.

(a) This statement is filed by Breitling Oil and Gas Corporation, a Texas corporation (“Oil & Gas”), Breitling Royalties Corporation, a Texas corporation (“Royalties”), Chris S. Faulkner (“Faulkner”), Parker R. Hallam (“Hallam”) and Dustin Michael Miller Rodriguez (“Miller”). Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto is the name, present business address, present principal occupation or employment and the name, principal business and address of the corporation or other organization in which such employment is conducted of each director and executive officer of Oil & Gas and Royalties. Except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Company or is a party to any contract, agreement or understanding required to be disclosed herein.

(b) The principal business address of Oil & Gas, Royalties and Faulkner is 1910 Pacific Avenue, Suite 12000, Dallas, Texas 75201 and of Hallam and Miller is 1910 Pacific Avenue, Suite 7000, Dallas, Texas 75201.

(c) Faulkner, Hallam and Miller are the only directors and executive officers of each of Oil & Gas and Royalties. The present business address, present principal occupation or employment and the name, principal business and address of the corporation or other organization in which such employment is conducted for each of Faulkner, Hall and Miller is set forth on Schedule A.

(d) No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

(f) Faulkner, Hallam and Miller and each person listed on Schedule A is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On December 9, 2013, the Company, Oil & Gas and Royalties (collectively, “Breitling”) entered into and closed an Asset Purchase Agreement (the “Purchase Agreement”) pursuant to which the Company acquired all of the oil and gas assets of Breitling in exchange for 461,863,084 Shares (the “Transaction”). The Shares issued to Breitling represent approximately 92.5% of the Shares outstanding on a fully diluted basis.

ITEM 4. PURPOSE OF TRANSACTION.

Pursuant to the Transaction, Breitling acquired 461,863,084 Shares representing approximately 92.5% of the Shares outstanding.

As the owners of approximately 92.5% of the Company’s outstanding Shares, Reporting Persons have the ability to elect all of the members of the Company’s Board of Directors (the “Board”), and through such directors control the appointment of the Company’s officers. Immediately upon the closing of the Transaction, all of the Company’s executive officers resigned and were replaced with officers named by the Reporting Persons. In addition, ten days following the mailing of a Schedule 14f-1, all of the Company’s current directors will appoint designees chosen by the Reporting Persons as new directors and then all of the current directors will resign, so that the designees chosen by the Reporting Persons will constitute the entire Board. The names and biographical information of the new directors and executive officers are set forth below:

The Company’s executive officers following the Closing of the Transaction and directors (who will be appointed once the waiting period required by the Exchange Act has expired) are and will be:

Name	Age	Position
Chris A. Faulkner	37	Chief Executive Officer, nominee for director
Jeremy S. Wagers	37	Chief Operating Officer and General Counsel, nominee for director
Jonathan S. Huberman	48	Nominee for director
Richard H. Mourglia	55	Nominee for director
Chris E. Williford	62	Nominee for director

Chris A. Faulkner. Mr. Faulkner was appointed as Chief Executive Officer and President of the Company effective as of the Closing. Mr. Faulkner founded O&G in 2004 and has been its President, Chief Executive Officer and Chairman of the Board since that time. He is a frequent lecturer at industry events and is a member of many industry organizations, including the Texas Alliance of Energy Producers, the Dallas Petroleum Club, Independent Petroleum Association of America, Texas Independent Producers and Royalty Owners Association. Mr. Faulkner writes a monthly column on oil and gas for Energy and Mining International and Oil and Gas Monitor magazines. Mr. Faulkner was nominated to serve on the Board of Directors of the Company because of his experience in putting together the oil and gas interests that now form the Company’s core assets.

Jeremy S. Wagers. Mr. Wagers was appointed as Chief Operating Officer and General Counsel effective as of the Closing. Mr. Wagers joined Breitling as Chief Compliance Officer and General Counsel in December 2012. Prior to joining Breitling, Mr. Wagers was Senior Vice President, General Counsel and Corporate Secretary for Triangle Petroleum Corporation. From 2002 through 2005, he practiced law as a corporate finance and M&A attorney with Vinson & Elkins, LLP, in Houston, Texas and from 2005 through 2011, he practiced law as a corporate finance and M&A attorney with Skadden, Arps, Slate, Meagher & Flom LLP, in Houston, Texas. Mr. Wagers earned a Bachelor of Business Administration in Finance and Economics (summa cum laude) from Baylor University and graduated from the University of Texas School of Law with Honors. Mr. Wagers was nominated to serve on the Board of Directors of the Company because of his experience as General Counsel of a publicly traded oil and gas company and his experience as a corporate attorney.

Jonathan S. Huberman. Since July 2013, Mr. Huberman has been President and CEO of Tiburon, Inc., a software provider for the public safety industry (“Tiburon”). From February 2012 until June 2013, he was Managing Director at the Gores Group, Tiburon’s primary investor. From June 2008 until February 2012, Mr. Huberman was President of the Consumer and Small Business Products Division at EMC Corporation and was also responsible for that company’s China growth initiatives. Prior to that, Mr. Huberman was the CEO of Iomega Corporation and continued his responsibilities following EMC’s acquisition of Iomega in 2008. Before joining Iomega, Mr. Huberman was Managing Director and co-founder of aAd Capital, a hedge fund focused on investing in small to mid-sized public companies. Prior to aAd Capital, Mr. Huberman was a Partner at Idanta Partners, a technology focused private equity affiliate of the Bass family. Earlier in his career, Mr. Huberman worked at the Boston Consulting Group and Cray Research. Mr. Huberman also served as Special Advisor to the Director of DARPA. Mr. Huberman graduated with a B.A. in Computer Science from Princeton University, and received an M.B.A. from The Wharton School at the University of Pennsylvania. Mr. Huberman was nominated to serve on the Board of Directors of the Company because of his experience in raising funds for small to mid-sized companies.

Richard H. Mourglia. Mr. Mourglia has served as General Counsel and Senior Vice President-Land of Dune Energy, Inc. since August 2008. From 1990 until joining Dune, Mr. Mourglia was in private practice with major national and international law firms where his practice focused on a variety of oil and gas/energy transactional matters. Mr. Mourglia began his career in 1980 as a petroleum landman, including heading his own petroleum land services company from 1984 to 1990. Mr. Mourglia received a BBA in Finance in 1980 from The University of Texas at Austin and a JD (cum laude) in 1990 from South Texas College of Law. Mr. Mourglia has been active in various professional organizations, including serving on the board and as an officer of the General Counsel Forum and the board of the Texas Association of Bank Counsel. Mr. Mourglia was nominated to serve on the Board of Directors of the Company because of his experience as General Counsel of a publicly traded oil and gas company.

Chris W. Williford. Mr. Williford has over 35 years’ experience in various senior financial positions in the oil and gas sector. Since September 2013, Mr. Williford has been CFO of Silverback Exploration, LLC, a member of the EnCap financed family of portfolio exploration and production companies (“Silverback”). Silverback will be pursuing unconventional opportunities in the United States, utilizing horizontal drilling techniques. From September 2011 until September 2013, he was CFO of Central Montana Resources LLC, another exploration and production company. Prior to joining Central Montana Resources LLC, he spent almost 19 years as chief financial officer/treasurer of Abraxas Petroleum Corporation, a publicly traded company (“Abraxas”). Under Mr. Williford’s direction, Abraxas completed over $1.2 billion of both private and public debt financings and over $350 million in private and public equity raises. Abraxas also completed A&D transactions of more than $1 billion in both the US and Canada during Mr. Williford’s stay. Mr. Williford was nominated to serve on the Board of Directors of the Company because of his experience in finance in publicly traded oil and gas companies.

Jeremy S. Wagers. Mr. Wagers was appointed as Chief Operating Officer and General Counsel effective as of the Closing. Mr. Wagers joined Breitling as Chief Compliance Officer and General Counsel in December 2012. Prior to joining Breitling, Mr. Wagers was Senior Vice President, General Counsel and Corporate Secretary for Triangle Petroleum Corporation. From 2002 through 2005, he practiced law as a corporate finance and M&A attorney with Vinson & Elkins, LLP, in Houston, Texas and from 2005 through 2011, he practiced law as a corporate finance and M&A attorney with Skadden, Arps, Slate, Meagher & Flom LLP, in Houston, Texas. Mr. Wagers earned a Bachelor of Business Administration in Finance and Economics (summa cum laude) from Baylor University and graduated from the University of Texas School of Law with Honors.

The Reporting Persons intend to change the name of the Company to Breitling Energy Corporation and to effect a reverse stock split of the Company’s Common Stock within a range from 1-for-2 to 1-for-100 shares.

The Reporting Persons are considering the following extraordinary corporate transactions, but have not yet made definitive plans with respect thereto:

•	Changing the state of incorporation of the Company;

•	Amending and restating the bylaws of the Company; and

•	Changing the number of shares of capital stock the Company is authorized to issue.

The Reporting Persons are also contemplating the acquisition by the Company of interests in other oil and gas properties in exchange for Shares.

Except as set forth in this Schedule 13D, none of the Reporting Persons has formulated any plans or proposals that relate to or would result in: (a) the acquisition of additional securities of the Company or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of the Company, (e) any material change in the Company’s present capitalization or dividend policy, (f) any other material change in the Company’s business or corporate structure, (g) changes in the Company’s certificate of incorporation, bylaws or instruments corresponding thereto or other actions that may impede the acquisition or control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Pursuant to the Transaction, Oil & Gas acquired 92,372,617 Shares and Royalties acquired 369,490,467 Shares. Faulkner, Hallam and Miller each owns 33-1/3% of the outstanding capital stock of each of Oil & Gas and Royalties. In addition, Faulkner, Hallam and Miller serve as the entire board of directors of each of Oil & Gas and Royalties. Consequently, each of Faulkner, Hallam and Miller may be deemed to beneficially own the Shares owned by each of Oil & Gas and Royalties.

The aggregate percentage of Shares reported owned by each person named herein is based upon 498,883,626 Shares outstanding, which is the total number of shares outstanding as represented by the Company in the Purchase Agreement.

As of the close of business on December 9, 2013, the Reporting Persons beneficially owned the following number of Shares, representing the following percentages of the Shares outstanding:

Name	No. of Shares Beneficially Owned	Percentage of Class
Breitling Oil and Gas Corporation	92,372,617	18.5%
Breitling Royalties Corporation	369,490,467	74.0%
Chris A. Faulkner	461,863,084	92.5%
Parker R. Hallam	461,863,084	92.5%
Dustin Michael Miller Rodriguez	461,863,084	92.5%

Except as set forth herein, none of the Reporting Persons or the individuals listed on Schedule A, directly own any Shares. Each of the Reporting Persons disclaims membership in a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended. Each of the Reporting Persons disclaims beneficial ownership of the Shares owned by any other Reporting Person.

(b) Each of Oil & Gas and Royalties has the sole power to vote, or to direct the vote of, and the sole power to dispose of, or to direct the disposition of, the Shares it owns directly. Each of Faulkner, Hallam and Miller, as the members of the board of directors of each of Oil & Gas and Royalties may have (i) the shared power to vote and dispose of the Shares they beneficially own, if any, and (ii) the shared right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares that they beneficially own, if any.

(c) Other than the Shares acquired pursuant to the Transaction, there have been no transactions in the Shares during the past sixty days by the Reporting Persons or, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2 (including those listed on Schedule A).

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 4 is incorporated by reference into this Item 6. The Company has made customary representations and warranties and covenants in the Purchase Agreement.

Each of Oil and Gas and Royalties has agreed that until 15 months after the date of the Purchase Agreement it will not transfer any Shares, or make any agreement relating thereto, in each case, without the prior written consent of the Company. Notwithstanding the foregoing, Oil and Gas and Royalties may transfer Shares to any shareholder of Oil and Gas and Royalties or any affiliate provided that such shareholder of affiliate enters into an agreement with Company limiting the transfer of such Shares to that same extent that such transfers are limited by this Agreement.

On December 20, 2013, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”), in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Company to the extent required by applicable law. The Joint Filing Agreement is attached as Exhibit 99.3 hereto and is incorporated herein by reference.

Except for the agreements described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the Reporting Persons or, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2 (including those listed on Schedule A), or between such persons and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

99.1	Asset Purchase Agreement dated December 9, 2013, by and between Bering Exploration, Inc., Breitling Oil and Gas Corporation, and Breitling Royalties Corporation (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company with the Securities and Exchange Commission on December 9, 2013).

99.2	Non-Transfer Agreement dated December 9, 2013, by and between Bering Exploration, Inc., Breitling Oil and Gas Corporation, and Breitling Royalties Corporation (incorporated by reference to Exhibit 10.6 to the Form 8-K filed by the Company with the Securities and Exchange Commission on December 9, 2013).

99.3	Joint Filing Agreement by and among Breitling Oil and Gas Corporation, Breitling Royalties Corporation, Chris A. Faulkner, Parker R. Hallam and Dustin Michael Miller Rodriguez dated December 20, 2013.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2013

Breitling Oil and Gas Corporation

By:	/s/ Chris A. Faulkner
Chris A. Faulkner, President

Breitling Royalties Corporation

By:	/s/ Chris A. Faulkner
Chris A. Faulkner, President

/s/ Chris A. Faulkner
Chris A. Faulkner

/s/ Parker R. Hallam
Parker R. Hallam

/s/ Dustin Michael Miller Rodriguez
Dustin Michael Miller Rodriguez

SIGNATURE PAGE FOR SCHEDULE 13D

Schedule A

Directors and Officers of Breitling Oil and Gas Corporation

Name and Position	Present Principal Occupation or Employment	Principal Business Address
Chris A. Faulkner, Chief Executive Officer and Director	Mr. Faulkner is the Chief Executive Officer of the Company and has served in such position since December 9, 2013. Mr. Faulkner has served as the Chief Executive Officer and a Director of Breitling Oil and Gas Corporation since 2004.	1910 Pacific Avenue, Suite 12000, Dallas, Texas 75201

Parker R. Hallam, Chief Operating Officer and Director	Mr. Hallam has served as the Chief Operations Officer and a Director of Breitling Oil and Gas Corporation since 2004. Since August 9, 2013, Mr. Hallam has served as President of Crude Energy, LLC and Crude Royalties, LLC.	1910 Pacific Avenue, Suite 7000, Dallas, Texas 75201

Dustin Michael Miller Rodriguez, Chief Investment Officer and Director	Mr. Miller has served as the Chief Investment Officer and a Director of Breitling Oil and Gas Corporation since 2004. Since August 9, 2013, Mr. Miller has served as Chief Investment Officer of Crude Energy, LLC and Crude Royalties, LLC.	1910 Pacific Avenue, Suite 7000, Dallas, Texas 75201

Directors and Officers of Breitling Royalties Corporation

Name and Position	Present Principal Occupation or Employment	Principal Business Address
Chris A. Faulkner, Chief Executive Officer and Director	Mr. Faulkner is the Chief Executive Officer of the Company and has served in such position since December 9, 2013. Mr. Faulkner has served as the Chief Executive Officer and a Director of Breitling Royalties Corporation since 2004.	1910 Pacific Avenue, Suite 12000, Dallas, Texas 75201

Parker R. Hallam, Chief Operating Officer and Director	Mr. Hallam has served as the Chief Operations Officer and a Director of Breitling Royalties Corporation since 2004. Since August 9, 2013, Mr. Hallam has served as President of Crude Energy, LLC and Crude Royalties, LLC.	1910 Pacific Avenue, Suite 7000, Dallas, Texas 75201

Dustin Michael Miller Rodriguez, Chief Investment Officer and Director	Mr. Miller has served as the Chief Investment Officer and a Director of Breitling Royalties Corporation since 2004. Since August 9, 2013, Mr. Miller has served as Chief Investment Officer of Crude Energy, LLC and Crude Royalties, LLC.	1910 Pacific Avenue, Suite 7000, Dallas, Texas 75201